U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2001**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 0-24735

BNCCORP, INC. 401(k) SAVINGS PLAN
(Full title of plan and the address of the plan, if different from that of the issuer named below)

BNCCORP, Inc.
(Name of issuer of securities held pursuant to the plan)

322 East Main
Bismarck, North Dakota
(Address of principal executive office)

58501
(Zip Code)

Appendix 1, the Plan's audited financial statements are included on sequentially numbered pages 3 through 13 herein.
Exhibit 23.1, Consent of independent public accountants is included on sequentially numbered page 14 herein.
Exhibit 99.1, Representations of Arthur Andersen LLP is included on sequentially numbered page 15 herein.

REQUIRED INFORMATION

The BNCCORP, Inc. 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBITS

23.1 Consent of Arthur Andersen LLP

99.1 Representations of Arthur Andersen LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on May 21, 2002.

BNCCORP, Inc. 401(k) Savings Plan

By: ______________________

Michael T. Schmitz, CPA
Senior Vice President
BNC National Bank, Trustee

Appendix 1

ANDERSEN

BNCCORP, Inc.
401(k) Savings Plan

Financial statements as of
December 31, 2001 and 2000
together with report of
independent public accountants

ANDERSEN

Report of independent public accountants

To the Plan Administrator of
BNCCORP, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
March 1, 2002

Index to Financial Statements and Schedules

ANDERSEN

Report of independent public accountants

To the Plan Administrator of
BNCCORP, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
March 1, 2002

BNCCORP, INC. 401(k) SAVINGS PLAN

Statements of net assets available for benefits

As of December 31

	2001	2000
INVESTMENTS:		
Cash and cash equivalents	$ 92,617	$ 49,399
Certificates of deposit	196,932	245,330
Mutual funds	2,645,658	3,079,029
Common stock of BNCCORP, Inc	1,375,447	1,092,966
Common/collective trust	100,232	103,576
Loans to participants	164,686	117,268
Partnerships	342,679	231,947
Total investments	4,918,251	4,919,515
CONTRIBUTIONS RECEIVABLE	206,883	187,620
Net assets available for benefits	$ 5,125,134	$ 5,107,135

The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN

Statements of changes in net assets available for benefits

For the year ended December 31

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$ 5,107,135	$ 5,293,386
INCREASES (DECREASES) DURING THE YEAR:		
Employee contributions	622,921	428,711
Employer contributions	206,883	187,620
Rollover contributions	190,924	169,705
Interest and dividend income	54,194	380,430
Realized and unrealized losses	(320,254)	(898,565)
Benefit payments	(736,669)	(454,152)
Net increase (decrease) during the year	17,999	(186,251)
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$ 5,125,134	$ 5,107,135

The accompanying notes are an integral part of these financial statements.

BNCCORP, INC. 401(k) SAVINGS PLAN

Notes to financial statements

December 31, 2001 and 2000

1 Description of the Plan

General

The BNCCORP, Inc. 401(k) Savings Plan (the Plan) was established effective February 1, 1992 as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code) and includes a cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

BNCCORP, Inc. (the Company) is the sponsor and administrator of the Plan and is named as trustee. Dain Rauscher Wessels, Inc., LM Financial Partners, Inc. and Miller, Johnson and Kuehn are the asset custodians and are responsible for holding the assets of the Plan. The Company is responsible for executing investment transactions at the direction of plan participants and the Plan advisory committee.

Expenses related to the management, operation and administration of the Plan are paid by the Company. Administration expenses totaled $33,600 for the year ended December 31, 2001 and $37,700 for the year ended December 31, 2000.

Eligibility and contributions

Employees of the Company who have attained the age of 21 are eligible to enter into the elective deferral section (Internal Revenue Code 401(k)) of the plan on the first day of the month following their date of hire. Employees who are participating in the elective deferral section of the plan and have completed one year of service are eligible to receive the company matching contribution beginning with the first day of the following January or July.

Employees of the Company who have attained age 21 and have completed two years of service become eligible for the discretionary company contribution on the first day of the following January or July.

Participants can make salary deferral contributions (employee contributions) to the Plan of up to 15 percent of their annual compensation, subject to certain annually adjusted maximum amounts permitted by the Code. In addition, participants can elect to contribute amounts representing distributions from other qualified plans (rollover contributions).

The Plan allows the Company to make matching contributions on a portion of each employee's contribution and to make a discretionary contribution to eligible participants of the Plan. In 2001 and 2000, the Company matched 50 percent of eligible participant's deferrals, with a maximum match of 5 percent of compensation. The Company made matching contributions of $206,900 and $187,600 for the years ended December 31, 2001 and 2000, respectively. There were no discretionary contributions made to the Plan during the years ended December 31, 2001 and 2000.

Participant accounts

Each participant's account is credited monthly with salary deferral contributions and allocations of plan earnings. Each participant's account is credited annually with matching company contributions and discretionary Company contributions. The matching contribution is allocated as a percentage of each active participant's salary deferral for the year. The discretionary company contribution shall be allocated to the active participants based on each participant's compensation as a percentage of total participants' compensation.

Plan earnings are allocated to each participant's account based on the proportion of the participant's account to all participant accounts within each individual fund as of the preceding valuation date.

Participants of the Plan may direct their contributions and company contributions to any one or a combination of the following funds maintained and held by the asset custodians and may change their investment options quarterly.

Fund	Type of investment
AIM Charter	Large blend fund
AIM Constellation	Mid-cap growth fund
AIM Weingarten	Large growth fund
American Funds - Bond Fund of America	Intermediate bond fund
American Twentieth Century Ultra	Large growth fund
Black Rock Index Equity	Large blend fund
BNC Certificate of Deposit	Certificates of deposit at BNC National Bank
BNC Global Balanced Collective Investment	Growth and income fund
BNC Money Market Account	Money market account at BNC National Bank
BNC US Opportunities Fund LLC	Hedge fund
BNCCORP, Inc. Stock	Company stock
CDC NVest Funds Trust I Star Value Fund	Large value fund
CDC NVest Funds Trust II International Equity	Foreign stock
Dodge & Cox	Large value fund
Dreyfus Founders Growth and Income	Growth and income fund
Evergreen Precious Metals	Special precious metal fund
Fidelity Advisor Growth Opportunities	Large value fund
Fidelity Advisor Overseas	Foreign stock
Legg Mason Investment Grade Income	Intermediate term bond
Legg Mason Value Trust	Large value fund
Loomis Sayles Bond	Long-term bond
Loomis Sayles Small Cap Growth	Small growth fund
Lord Abbett Development Growth	Small growth fund
Lord Abbett Investment Grade US Government Securities	Intermediate government bond
Mairs & Power Growth	Mid-cap blend fund
Putnam Global Government	International bond
Putnam Global Growth	World stock fund
Putnam Growth & Income	Large value fund
Schwab 1000	Large blend fund
T. Rowe Price Growth	Large blend fund
T. Rowe Price Mid-Cap Growth	Mid-cap growth fund
Vanguard Energy Portfolio	Special national resource fund
Vanguard European Stock Index	European stock fund
Vanguard GNMA Fixed Income	Intermediate government bond
Vanguard Pacific Stock Index	Japan stock fund
Vanguard Small Cap Growth Index	Small growth fund
Vanguard Small Cap Index	Small blend fund
Vanguard US Growth	Large growth fund

Vesting

All contributions and actual earnings thereon made by participants and the Company after December 31, 1996, are immediately vested and nonforfeitable. Employees hired and terminated before January 1, 1997, become fully vested after seven years.

Distributions to participants

Generally, participants are not entitled to withdraw amounts from the Plan prior to age 65. However, participants may receive in-service distributions from rollover and employee contribution accounts after reaching age 50, and early withdrawal amounts are allowed after reaching age 59 ½ or in times of financial hardship, as defined in the Plan. Upon termination of employment, death or disability, participants are entitled to a distribution of their interest in the

Plan. The benefits may be paid in the form of a lump sum, installment payments, a qualified joint or survivor annuity, or employer securities.

Loans to participants

A participant may obtain a loan ($1,000 minimum) for a specified financial need up to the lesser of 50 percent of the participant's vested account balance or $50,000. The term of the loan may not be less than 12 months or exceed five years, unless the loan is used to acquire a principal residence. Loans are collateralized by the participant's remaining account balance. Interest (6.00 to 9.50 percent for loans originating during 2001 and 8.00 to 9.50 percent for loans originating during 2000) is based on similar rates charged by a financial institution for a loan in a similar circumstance.

Amendment and termination of the Plan

Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan at any time. The Plan is terminated when the Company gives written notice of termination. At that time participants would become 100% vested and the assets of the Plan will be distributed in accordance with the Plan's provisions.

2 Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation

Investments are carried at fair value as determined by the Plan's asset custodians. Net changes in the fair value of investments during the year are reported as net unrealized gains or losses. Net realized gains or losses on investments sold are determined based on cost. The fees charged for the BNC Global Balanced Collective Investment Fund and the BNC U.S. Opportunities Fund are netted against fund earnings.

Risks and uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3 Investments

The fair values of individual assets that represent 5 percent or more of the Plan's net assets at December 31 are as follows:

	2001	2000
AIM Constellation	$ *	$ 329,586
AIM Weingarten	*	257,130
American Twentieth Century Ultra	763,311	999,602
BNC US Opportunities Fund LLC	342,679	*
BNCCORP, Inc. Stock	1,375,447	1,092,966

*Less than 5%

During 2001, the plans investments depreciated in value by $320,254 as follows:

Common Collective Trust	$ (7,050)
Common Stock	236,090
Mutual Funds	(520,396)
Partnerships	(28,898)

4 Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1997 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5 Party-in-interest transactions

The accounts managed by the Company qualify as exempt party-in-interest transactions. The fees charged for the BNC Global Balanced Collective Investment Fund and the BNC U.S. Opportunities Fund are netted against fund earnings.

6 Reconciliation of financial statements to the Form 5500

As of December 31, 2001, the Plan had approximately $13,500 of pending distributions to participants who elected distributions from their accounts. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with accounting principles generally accepted in the United States, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Distributions payable to participants	Benefit payments	Increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$ --	$ (736,669)	$ 17,999	$ 5,125,134
Current year accrual	(13,501)	(13,501)	(13,501)	(13,501)
Prior year accrual	--	11,622	11,622	--
Per the Form 5500	$ (13,501)	$ (738,548)	$ 16,120	$ 5,111,633

BNCCORP, INC. 401(k) SAVINGS PLAN

(Employer identification number: 45-0402816) (Plan number: 001)

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2001

Description	Cost**	Current Value
AIM Charter		$ 106,428
AIM Constellation		185,418
AIM Weingarten		133,122
American Funds – Bond Fund of America		37,403
American Twentieth Century Ultra		763,311
Black Rock Index Equity		84,167
BNC Certificate of Deposit*		196,932
BNC Global Balanced Collective Investment*		100,232
BNC Money Market Account*		92,614
BNC US Opportunities Fund LLC*		342,679
BNCCORP, Inc. Stock*		1,375,447
CDC NVest Funds Trust I Star Value Fund		5,535
CDC NVest Funds Trust II International Equity		5,855
Dodge & Cox		61,628
Dreyfus Founders Growth and Income		257
Evergreen Precious Metals		44,823
Fidelity Advisor Growth Opportunities		22,768
Fidelity Advisor Overseas		2,402
Legg Mason Investment Grade Income		4,865
Legg Mason Value Trust		242,791
Loomis Sayles Bond		41,389
Loomis Sayles Small Cap Growth		50,609
Lord Abbett Development Growth		2,228
Lord Abbett Investment Grade US Government Securities		5,674
Mairs & Power Growth		102,484
Putnam Global Government		4,236
Putnam Global Growth		136,287
Putnam Growth & Income		40,363
Schwab 1000		114,020
T. Rowe Price Growth		53,958
T. Rowe Price Mid-Cap Growth		71,231
Vanguard Energy Portfolio		41,259
Vanguard European Stock Index		15,458
Vanguard GNMA Fixed Income		170,770
Vanguard Pacific Stock Index		516
Vanguard Small Cap Growth Index		5,296
Vanguard Small Cap Index		71,731
Vanguard US Growth		17,379
Loans to participants (interest rates ranging from 6.0% to 9.5%)*		164,686
Total		$ 4,918,251

*Denotes party in interest.

**Historical cost is omitted for participant-directed plans.

Exhibit 23.1

ANDERSEN

Consent of independent public accountants

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statements File Nos. 333-24735 and 333-58584.

Arthur Andersen LLP

Minneapolis, Minnesota,
May 21, 2002

Exhibit 99.1

Representations of Arthur Andersen LLP

Securities and Exchange Commission
Washington, DC

Arthur Andersen LLP has represented to BNCCORP, Inc. that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Brenda L. Rebel
Chief Financial Officer
(Principal Accounting Officer)